UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURUSANT TO § 240.13d-2

   (Amendment No. ___)*

IVEDA SOLUTIONS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46583A105
(CUSIP Number)

April 15, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons Squirrel-Away LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,151,140**

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,151,140**

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,140**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%**

12.	Type of Reporting Person (See Instructions) OO

**	Based upon 16,249,257 shares outstanding as of May 9, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on May 12, 2011.

CUSIP No. 46583A105

Item 1.
	(a)	Name of Issuer Iveda Solutions, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1201 South Alma Road, Suite 4450 Mesa, Arizona 85210

Item 2.
	(a)	Name of Person Filing Squirrel-Away LLC
	(b)	Address of Principal Business Office or, if none, Residence 7500 E. Pinnacle Peak Road, Suite A-106 Scottsdale, Arizona 86255
	(c)	Arizona
	(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
	(e)	CUSIP Number 46583A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,151,140**
(b)	Percent of class: 7.1%**
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,151,140**
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 1,151,140**
	(iv)	Shared power to dispose or to direct the disposition of -0-

**           Based upon 16,249,257 shares outstanding as of May 9, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on May 12, 2011.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2011
(Date)

/s/ Robert D. Gillen
(Signature)

Manager
(Name and Title)